SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of July, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ n.° 33.700.394/0001 - 40
NIRE 35300102771

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE EXECUTIVE BOARD OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON JULY 11, 2008.

PLACE AND TIME:  Avenida Eusébio Matoso, n.° 891, 4th floor, São Paulo, State of São Paulo, 03h00 p.m.

CHAIRMAN: Pedro Moreira Salles

QUORUM: More than half of the elected members of the Executive Board.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

Approved, for further appreciation of the Board of Directors:

1. The  proposal of  payment of  interest  on  capital  stock  referred to  the  second  quarter of 2008 to the shareholders of the Company, on the following amounts:

(i) The gross amount of R$0.0388235 for each common share and of R$0.0427059  for each preferred share; and

(ii) The net amount of R$0.0330000 for each common share and of R$0.0363000 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

2. The proposal of payment to the shareholders of interest on capital stock complementary to the interest declared and paid according to the profit of the first semester of 2008, on the following amounts:

(i) The gross amount of R$0.1205222 for each common share and of R$0.1325744  for each preferred share; and

(ii) The net amount of R$0.1024439 for each common share and of R$0.1126882 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

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3. Considering  the  proposals of  items 1  and 2  above,  the  total  amount  proposed  for  the payment of interest on the capital stock to the shareholders of the Company corresponds to:

(i) The gross amount of R$0.1593457 for each common share and of R$0.1752803  for each preferred share; and

(ii) The net amount of R$0.1354439 for each common share and of R$0.1489882 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

4. In case of approval of the proposals mentioned on items 1 and 2 above, the payment of the  referred  interest  will  be  effected in  the  form of  the  item 7  below.  The  amount of interest to be paid shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2008, in accordance with the provisions of § 7th of the article 9th of the Brazilian Federal Law n° 9,249/95 and of § 8th article 48 of the By-Laws of the Company.

5. Consequently, if the present proposal is approved by Board of Directors on July 21st, 2008, and if Board of Directors of the Unibanco Holdings S.A. approves a similar proposal to the one described on the items 1 and 2 above on the Meeting of the Board of Directors to be held  on  that  same  day,  the  bearers of  Shares  Deposit  Certificates  (“Units”)  and  Global Depositary Share (“GDS”) will be entitled to receive interest on the capital stock referred to the total amount paid to the shares for it represented, in the form below:

(i)  The gross amount of R$0.3121488 for each Unit;

(ii)   The net amount of R$0.2653264 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%);

(iii) The gross amount of R$3.1214880 for each GDS; and

(iv)   The net amount of R$2.6532640 for each GDS, after the deduction of withholding income tax at a rate of fifteen percent (15%).

6.  According to the Meeting of the Board of Directors held on May 29, 2008, it was decided the change of the ratio of Units represented by each GDS, that currently represents each one ten (10) Units, that shall represent two (2) Units.

Considering that the above resolution depends on the approval by the Brazilian Securities Exchange Commission in order to be effective, each GDS shall be traded as representing ten (10) Units until the record date to be announced  (“Record-Date Ratio”). In case the Record-Date Ratio occurs before the record date for the purpose of determining the right to receive the payment of interest on capital stock described in items 1 and 2 above, the amounts to be paid per GDS shall be adjusted proportionately.

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7.  Finally, in the case of approval of the above proposals, the shares of the Company will be traded EX-INTERESTS ON CAPITAL STOCK in the Brazilian and United States markets, from July  22nd,  2008  on,  and  the  payment of  the  mentioned  interest  will  occur  on  July  31st, 2008. The date of July 24th, 2008 will be considered as “Record Date” in order to comply with  the  Company’s  obligations  under  the  GDS program  maintained by  the  Company in the United States of America.

São Paulo, July 11th, 2008. (aa) Pedro Moreira Salles, Geraldo Travaglia Filho, José Castro Araújo Rudge,  Claudia  Politanski,  Ivo  Luiz  de  Sá  Freire  Vieitas  Júnior,  Raphael  Afonso  Godinho  de Carvalho, Roberto Lamy, Rogério Carvalho Braga and Rogério Paulo Calderón Peres.

The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, July 11th, 2008.

___________________________________

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  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 11, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.